SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the fiscal year ended December 31, 1995

/_/ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____

                         Commission file number: 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Ogden Projects Profit Sharing Plan
                                  40 Lane Road
                                  P.O. Box 2615
                        Fairfield, New Jersey 07007-2615

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Ogden Corporation
                             Two Pennsylvania Plaza
                            New York, New York 10121

Financial Statements and Exhibits

a)    Financial Statements

                                                                      Page
                                                                      ----
      -     Independent Auditors' Report                                1

      -     Statements of Net Assets Available for Benefits
            as of December 31, 1995 and 1994                            2

      -     Statements of Changes in Net Assets Available
            for Benefits for the Years Ended
            December 31, 1995 and 1994                                  3

      -     Notes to Financial Statements                               4 - 12

b)    Exhibits

      None

                                   Signature
                                   ---------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden Projects Profit Sharing
Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      OGDEN PROJECTS PROFIT SHARING PLAN
                                      ADMINISTRATIVE COMMITTEE


                                      BY /s/ William C. Mack
                                         -------------------
                                         William C. Mack
                                         Chairman of the Ogden Projects Profit
                                         Sharing Plan Administrative Committee


Date:  June 28, 1996

                        OGDEN PROJECTS

                        PROFIT SHARING PLAN

                        Financial Statements for the
                        Years Ended December 31, 1995 and 1994, and
                        Independent Auditors' Report

OGDEN PROJECTS PROFIT SHARING PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------
                                                                            Page
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1995 AND 1994:

   Statements of Net Assets Available for Benefits                            2

   Statements of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                            4-12

INDEPENDENT AUDITORS' REPORT

Ogden Projects Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogden Projects Profit Sharing Plan (the "Plan") as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

                                      /s/ Deloitte & Touche, LLP


New York, New York
June 20, 1996

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------
ASSETS                                                    1995          1994

INVESTMENTS - Value of interest in master trust
  (Note 3)                                             $24,886,422   $20,764,585

RECEIVABLES - Employer contributions                     1,446,155        48,877
                                                       -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS (Note 4)             $26,332,577   $20,813,462
                                                       ===========   ===========


See notes to financial statements

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

                                                        1995           1994
                                                        ----           ----
EARNINGS (LOSSES) ON INVESTMENTS (Note 5):
  Interest and dividends                            $  1,043,572   $    864,161
  Net realized and unrealized appreciation
    (depreciation)                                     3,162,837       (395,074)
  Administrative expenses                               (150,131)       (98,361)
                                                    ------------   ------------

     Net investment gain from master trust             4,056,278        370,726
                                                    ------------   ------------
CONTRIBUTIONS (Note 5):
  Employer                                             1,448,177      2,148,878
  Employee                                             1,338,154      1,120,469
                                                    ------------   ------------

     Total contributions                               2,786,331      3,269,347
                                                    ------------   ------------

DISTRIBUTIONS TO PARTICIPANTS (Note 5)                (1,323,494)      (487,175)
                                                    ------------   ------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS      5,519,115      3,152,898

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR (Note 5)                          20,813,462     17,660,564
                                                    ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR (Note 4)                              $ 26,332,577   $ 20,813,462
                                                    ============   ============


See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accounting and reporting policies followed in the preparation of the financial statements of the Ogden Projects Profit Sharing Plan (the "Plan") are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

      a. Investment Funds - During 1995 and 1994, the Plan included the following funds in which participants could elect to invest their Plan assets:

            o Equity Fund - Investments in a diversified portfolio of equity securities.

            o     Stock Fund - Investments in common stock of Ogden Corporation.

            o Fixed Income Fund - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

            o Merrill Lynch Treasury Fund ("Treasury Fund") - Investments in U.S. Treasury bills and notes generally with maturities of one year or less.

            Effective October 1, 1994, the Plan announced the addition of the following funds in which participants could elect to invest their assets:

            o Fidelity Magellan Mutual Fund ("Magellan Fund") - Investments in the Magellan Fund, consisting primarily of common stocks and securities convertible to common stock, under the management of Fidelity Investments.

            o     T. Rowe Price International Stock Fund ("International Fund")
                  - Investments in the International Fund, consisting of stocks of established, non-U.S. companies, under the management of T. Rowe Price Associates.

            The Plan's beneficial interest in the Ogden Corporation Profit Sharing Group Trust ("Trust") represents its share of the master trust assets held by The Bank of New York Trust Company as trustee (the "Trustee") for the benefit of various Ogden Corporation subsidiary plans (see Note 3). The common stock of Ogden Corporation held as a result of investments in the Stock Fund is held on behalf of the Trust at the Trustee.

            Shares in group trust funds are determined on the basis of the initial asset contribution to the Trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income, realized and unrealized gains and losses, and administrative expenses are determined monthly on the basis of each plan's proportionate share in the Trust assets stated at fair value.

      b. Investment Valuation - Investments in securities listed on national securities exchanges are valued at closing composite prices published for the last business day of the year. Investments in guaranteed investment contracts included in the Fixed Income Fund are stated at cost plus accrued income. Investments in the Treasury Fund are stated at cost plus investment income which approximates fair value. Other investments are stated at fair value as determined by the Trustee.

      c. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair value of assets at the beginning of the Plan year.

            Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative balances at the beginning of the month.

      d. United States Federal Income Taxes - The Plan is intended to be qualified under Section 401(a) and tax exempt under Section 501(a) of the Internal Revenue Code (the "Code"). The Plan has received a favorable determination letter from the Internal Revenue Service dated June 16, 1995. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      e. General - The financial statements are prepared in conformity with generally accepted accounting principles. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

2.    DESCRIPTION OF THE PLAN

      The following is a brief description of the Plan. Participants should refer to the Plan document for more complete information.

      a. General Information - The Plan is an employee savings plan providing for both employer and employee contributions. The Plan includes pre-tax and after-tax savings features which are intended to qualify under Sections 401(k) and 401(m) of the Code, respectively. The Plan is intended to conform with the requirements of the Tax Reform Act of 1986 (TRA) and the Technical and Miscellaneous Revenue Act of 1988 (TAMRA).

      b. Administration of the Plan - The Administrative Committee, which is appointed by the Board of Directors (the "Board") of Ogden Corporation ("Ogden"), has responsibility for administration of the Plan and serves as a fiduciary of the Plan. The Investment Committee is appointed by the Board and has the authority to appoint investment advisors. The Investment Committee reviews the performance of the Plan's investments. Costs related to the administration of the Plan are paid by Ogden Projects, Inc. (the "Company"), however these costs may be paid out of Plan assets if the Company does not pay such expenses directly.

      c. Participation - Each employee who was, as of December 31, 1988, a participant in the Plan continued to be a participant if he/she was in the employ of the Company on such date. Each other employee who performs an hour of service after December 31, 1988 becomes a participant on the first day of the month coinciding with or next following the earlier of (i) the last day of a period of 6 months of continuous employment and (ii) the close of (a) a twelve-month period if he/she has at least 1,000 hours of service or
            (b) a Plan year during which he/she has at least 1,000 hours of service.

      d. Vesting - Vesting of Company contributions in the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:

                                                                        Percent
                      Years of Vesting Service in the Plan              Vested

                  Less than one year of vesting service                    0%
                  One but less than two years of vesting service          20
                  Two but less than three years of vesting service        40
                  Three but less than four years of vesting service       60
                  Four but less than five years of vesting service        80
                  Five or more years of vesting service                  100

            Participant contributions are immediately 100 percent vested.

      e. Contributions - Contributions paid by the Company are determined by the Board. The Board's determination may be expressed in terms of a stated percentage of the Company's annual net profit, as a fixed dollar amount or as a percentage of total compensation paid to each participant. The contribution may not exceed the amount deductible by the Company for Federal income tax purposes and may be made only out of its current or accumulated earnings and profits. The allocation of the contributions to individual participants is based on the relationship of compensation paid to each participant to the compensation paid to all participants. Participants may contribute one to ten percent of their annual compensation on a pre-tax and/or after-tax basis. For 1995 and 1994, participant pre-tax contributions could not exceed $9,240 in accordance with IRS Regulations.

      f. Distribution from the Plan because of Hardship - Withdrawals are permitted if a participant establishes to the satisfaction of the Administrative Committee a financial need for funds for which there is no other money available such as (i) to purchase a primary residence, (ii) to pay uninsured medical expenses for the participant or immediate family, (iii) to prevent mortgage foreclosure on, or eviction from his/her primary residence or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

      g. Payments from the Plan's Trust - The value of a participant's interest in the Plan is payable upon retirement, disability, death, or termination of employment, as follows:

            i) Upon termination of service of a participant on or after his/her retirement date or by reason of his/her death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of his/her termination of service, whether or not such participant has a vested interest in such account, is paid from the Trust. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than the April 1st of the year following the year the participant attains age 70-1/2.

            ii) Upon the termination of service of any participant which occurs other than on his/her retirement date and for any reason other than death or disability, the terminated participant is paid in a lump sum amount equal to the value, as of the valuation date coincident with or following the date of his/her termination of service, of his/her vested interest, if any, in his/her account. Such payment is made to the participant as soon as practicable after his/her termination of service. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than April 1st of the year following the year the participant attains age 70-1/2.

                  Any benefit payable under the Plan pursuant to (i) above is paid as one lump sum payment from the Trust, with a supplemental payment to be made as promptly as possible in respect to any contribution allocated to the participant's account for the Plan year.

      h. Loans - In accordance with Plan policy, participants can borrow against the vested portion of their account balance. Borrowings are limited to the lessor of $50,000 or 50 percent of the participant's vested balance (not to exceed certain limitations). While such loans do not represent a reduction of the participant's account balance, participants are prohibited from receiving allocations (earnings) based on the loan amounts, although when the loans are repaid, the interest expense incurred by the participant is added to the participant's account balance. The interest rate on such loans is the Trustee's prime lending rate plus one percent.

      i. Amendment, Suspension and Termination - The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to the Company any part of the Plan or of diverting any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Internal Revenue Code.

            Effective January 1, 1994, 103 participants of the Plan were suspended from making any additional contributions so the Plan would meet the coverage requirements of Section 410 of the Code. Effective July 22, 1994, it was determined that the Plan would meet the requirements of section 410 of the Code and the suspension was lifted. Employees who had contributions suspended were given the option of making a retroactive contribution.

            The Company expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. Upon termination of the Plan or discontinuance of contributions thereunder, the interest of each participant is fully vested and nonforfeitable.

3.    INVESTMENTS

      The following is a summary of the Trust's investments as prepared by the Trustee and the Plan's beneficial interest in such investments at December 31, 1995 and 1994:

                                                       1995            1994
                                                       ----            ----
Investments at fair value as determined
  by quoted market price:
  Equity Fund                                     $  54,095,203   $  37,946,807
  Stock Fund                                         18,853,293      16,545,061
  Magellan Fund                                      13,196,751       6,820,729
  International Fund                                  6,154,320       4,948,943

Investments at contract value as determined
  by the Trustee:
  Fixed Income Fund                                  54,508,160      53,151,736

Investments at estimated fair value as determined
  by the Trustee:
  Treasury Fund                                       8,641,058       7,227,125
  Loan Fund                                           8,944,510       8,632,328
                                                  -------------   -------------

Total Trust assets                                $ 164,393,295   $ 135,272,729
                                                  =============   =============

Plan's beneficial interest therein                $  24,886,422   $  20,764,585
                                                  =============   =============

Plan's beneficial interest percentage therein              15.1%           15.4%
                                                  =============   =============

Total Trust net realized and unrealized
  appreciation (depreciation)                     $  18,999,903   $  (4,163,963)
                                                  =============   =============

Plan's beneficial interest therein (Note 5)       $   3,162,837   $    (395,074)
                                                  =============   =============

Total Trust interest and dividend income
  as determined by the Trustee                    $   7,396,282   $   6,558,453
                                                  =============   =============

Plan's beneficial interest therein (Note 5)       $   1,043,572   $     864,161
                                                  =============   =============

Administrative expenses charged to the Trust      $    (630,274)  $    (612,989)
                                                  =============   =============

Plan's beneficial interest therein (Note 5)       $    (150,131)  $     (98,361)
                                                  =============   =============

      The following is a summary of the Plan's beneficial interest in the investments held by the Trust as of December 31, 1995 and 1994:

                                                           1995         1994
                                                           ----         ----
Investments at fair value as determined by
  quoted market prices:
  Equity Fund                                           $ 8,648,152  $ 5,994,850
  Stock Fund                                              1,234,959    1,152,866
  Magellan Fund                                           3,566,377    1,946,348
  International Fund                                      1,478,981    1,341,897

Investments at contract value as determined
  by the Trustee:
  Fixed Income Fund                                       7,684,253    8,072,699

Investments at estimated fair value as determined by
  The Trustee:
  Treasury Fund                                           1,110,237    1,160,469
  Loan Fund                                               1,163,463    1,095,456
                                                        -----------  -----------
Total                                                   $24,886,422  $20,764,585
                                                        ===========  ===========


      The following is a summary of the Plan's beneficial interest in the cost of investments held by the Trust as of December 1995 and 1994:

                                                   1995                 1994
                                                   ----                 ----
Equity Fund                                     $ 6,161,255          $ 5,147,577
Stock Fund                                        1,325,224            1,417,457
Fixed Income Fund                                 7,684,253            8,072,699
Treasury Fund                                     1,110,237            1,160,469
Loan Fund                                         1,163,463            1,095,456
Magellan Fund                                     3,031,534            1,950,380
International Fund                                1,454,221            1,426,761
                                                -----------          -----------
Total                                           $21,930,187          $20,270,799
                                                ===========          ===========

      Loans to participants at December 31, 1995 and 1994, which comprise the Loan Fund, are reported at cost which approximates fair value.

      The Fixed Income Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1995 and 1994 for the various investment contracts ranged from 4.75% to 8.25%. The average yields of the Fixed Income Fund for the years ended December 31, 1995 and 1994 were 6.37% and 5.95%, respectively. All investment contracts in the Fixed Income Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. The Fixed Income Fund balances at December 31, 1995 and 1994 were $54,508,160 and $53,151,736, respectively. If the investment contracts were reported at fair value, the December 31, 1995 and 1994 Fixed Income Fund balances would have approximated $55,994,751 and $51,781,618, respectively, and the Plan's beneficial interest therein would have approximated $7,893,824 and $7,864,605, respectively.

4.    ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

      The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1995 and 1994:

                                                                                December 31, 1995
                                                             Fixed
                                     Equity       Stock      Income      Treasury      Loan       Magellan  International
                                      Fund        Fund        Fund         Fund        Fund         Fund        Fund         Total
                                      ----        ----        ----         ----        ----         ----        ----         -----
INVESTMENTS - Value of interest
  in master trust                  $8,648,152  $1,234,959  $7,684,253   $1,110,237  $1,163,463  $3,566,377  $1,478,981   $24,886,422

RECEIVABLES - Employer
  contributions                       419,171      92,461     430,625       73,002        --       303,739     127,157     1,446,155

TRANSFERS - Receivables (payables)
  from (to) other funds                 5,295      (9,911)    (33,634)      (4,437)       --        48,633      (5,946)         --
                                   ----------  ----------  ----------   ----------  ----------  ----------  ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS  $9,072,618  $1,317,509  $8,081,244   $1,178,802  $1,163,463  $3,918,749  $1,600,192   $26,332,577
                                   ==========  ==========  ==========   ==========  ==========  ==========  ==========   ===========


                                                                                December 31, 1995
                                                             Fixed
                                     Equity       Stock      Income      Treasury      Loan       Magellan  International
                                      Fund        Fund        Fund         Fund        Fund         Fund        Fund         Total
                                      ----        ----        ----         ----        ----         ----        ----         -----
INVESTMENTS - Value of interest
  in master trust                  $5,994,850  $1,152,866  $8,072,699   $1,160,469  $1,095,456  $1,946,348  $1,341,897   $20,764,585

RECEIVABLES - Employer
  contributions                        29,336      (8,843)     69,701       (2,216)       --       (18,019)    (21,082)       48,877

TRANSFERS - Receivables (payables)
  from (to) other funds                65,340     (12,620)      4,712      (14,427)       --       (43,598)        593          --
                                   ----------  ----------  ----------   ----------  ----------  ----------  ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS  $6,089,526  $1,131,403  $8,147,112   $1,143,826  $1,095,456  $1,884,731  $1,321,408   $20,813,462
                                   ==========  ==========  ==========   ==========  ==========  ==========  ==========   ===========


5.    INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

      The changes in net assets available for benefits, by fund, for the year ended December 31, 1995, were as follows:

                                                                              Fixed
                                                Equity          Stock         Income        Treasury        Loan         Magellan
                                                Fund            Fund           Fund           Fund          Fund           Fund
                                                ----            ----           ----           ----          ----           ----
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends                     $   246,223    $    77,331    $   524,435    $    64,006    $    92,497    $    19,249
  Net realized and unrealized
    appreciation                               2,135,238        174,195           --             --             --          722,493
  Administrative expenses                        (73,986)        (6,033)       (48,516)        (4,955)          --          (11,008)
                                             -----------    -----------    -----------    -----------    -----------    -----------
     Net investment gain from
       master trust                            2,307,475        245,493        475,919         59,051         92,497        730,734
                                             -----------    -----------    -----------    -----------    -----------    -----------
CONTRIBUTIONS:
  Employer                                       419,171         93,091        430,626         73,002           --          304,477
  Employee                                       388,069         75,506        414,034         72,764           --          242,756
                                             -----------    -----------    -----------    -----------    -----------    -----------

     Total contributions                         807,240        168,597        844,660        145,766           --          547,233
                                             -----------    -----------    -----------    -----------    -----------    -----------

DISTRIBUTIONS TO PARTICIPANTS                   (625,143)      (103,663)      (360,640)       (73,595)       (13,051)       (66,849)
                                             -----------    -----------    -----------    -----------    -----------    -----------

TRANSFERS (TO) FROM OTHER FUNDS                  493,520       (124,321)    (1,025,807)       (96,246)       (11,439)       822,900
                                             -----------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                2,983,092        186,106        (65,868)        34,976         68,007      2,034,018

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                            6,089,526      1,131,403      8,147,112      1,143,826      1,095,456      1,884,731
                                             -----------    -----------    -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                $ 9,072,618    $ 1,317,509    $ 8,081,244    $ 1,178,802    $ 1,163,463    $ 3,918,749
                                             ===========    ===========    ===========    ===========    ===========    ===========


                                   International
                                       Fund         Total
                                       ----         -----
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends           $    19,831   $  1,043,572
  Net realized and unrealized
    appreciation                       130,911      3,162,837
  Administrative expenses               (5,633)      (150,131)
                                   -----------   ------------
     Net investment gain from
       master trust                    145,109      4,056,278
                                   -----------   ------------
CONTRIBUTIONS:
  Employer                             127,810      1,448,177
  Employee                             145,025      1,338,154
                                   -----------   ------------

     Total contributions               272,835      2,786,331
                                   -----------   ------------

DISTRIBUTIONS TO PARTICIPANTS          (80,553)    (1,323,494)
                                   -----------   ------------

TRANSFERS (TO) FROM OTHER FUNDS        (58,607)          --
                                   -----------   ------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS        278,784      5,519,115

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                  1,321,408     20,813,462
                                   -----------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                      $ 1,600,192   $ 26,332,577
                                   ===========   ============

      The changes in net assets available for benefits, by fund, for the year ended December 31, 1994, were as follows:

                                                                          Fixed
                                               Equity        Stock        Income        Treasury       Loan         Magellan
                                                Fund         Fund          Fund           Fund         Fund           Fund
                                                ----         ----          ----           ----         ----           ----
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends                    $   256,240   $    76,052   $   409,258   $    41,360   $    72,876   $      --
  Net realized and unrealized depreciation      (98,679)     (250,767)         --            --            --          (4,033)
  Administrative expenses                       (60,800)       (4,072)      (29,330)       (3,230)         --            (554)
                                            -----------   -----------   -----------   -----------   -----------   -----------

           Net investment gain (loss) from
              master trust                       96,761      (178,787)      379,928        38,130        72,876        (4,587)
                                            -----------   -----------   -----------   -----------   -----------   -----------

CONTRIBUTIONS:
  Employer                                      617,336       180,157       783,702       102,784          --         296,981
  Employee                                      421,040       120,191       418,361        58,425          --          65,263
                                            -----------   -----------   -----------   -----------   -----------   -----------

           Total contributions                1,038,376       300,348     1,202,063       161,209          --         362,244
                                            -----------   -----------   -----------   -----------   -----------   -----------

DISTRIBUTIONS TO PARTICIPANTS                  (188,834)      (44,286)     (232,788)       (8,931)       (5,336)       (3,500)
                                            -----------   -----------   -----------   -----------   -----------   -----------

TRANSFERS (TO) FROM OTHER FUNDS              (2,321,619)     (370,231)      200,710      (337,363)      144,533     1,530,574
                                            -----------   -----------   -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS              (1,375,316)     (292,956)    1,549,913      (146,955)      212,073     1,884,731

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                           7,464,842     1,424,359     6,597,199     1,290,781       883,383          --
                                            -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                               $ 6,089,526   $ 1,131,403   $ 8,147,112   $ 1,143,826   $ 1,095,456   $ 1,884,731
                                            ===========   ===========   ===========   ===========   ===========   ===========

                                                   International
                                                       Fund           Total
                                                       ----           -----
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends                           $     8,375     $    864,161
  Net realized and unrealized depreciation             (41,595)        (395,074)
  Administrative expenses                                 (375)         (98,361)
                                                   -----------     ------------
           Net investment gain (loss) from
              master trust                             (33,595)         370,726
                                                   -----------     ------------
CONTRIBUTIONS:
  Employer                                             167,918        2,148,878
  Employee                                              37,189        1,120,469
                                                   -----------     ------------

           Total contributions                         205,107        3,269,347
                                                   -----------     ------------

DISTRIBUTIONS TO PARTICIPANTS                           (3,500)        (487,175)
                                                   -----------     ------------

TRANSFERS (TO) FROM OTHER FUNDS                      1,153,396             --
                                                   -----------     ------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                      1,321,408        3,152,898

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                       --         17,660,564
                                                   -----------     ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                      $ 1,321,408     $ 20,813,462
                                                   ===========     ============

                                  * * * * * *